UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of August 25, 2011

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Part I: Approval of Services Agreement with controlling shareholder

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

As previously reported, the Company and Stins Coman have entered into the Product Alliance Agreement dated February 19, 2010 (the: “Alliance Agreement”), for the manufacture and sale of the Laser Speed Camera (the “Product”), developed by Stins Coman.

Under the Alliance Agreement, among others, Stins Coman undertook to furnish RiT with a manufacturing file enabling it to manufacture the Product (the: “Manufacturing File”).

The Alliance Agreement was filed as Annex A to the Company’s Proxy Statement- Exhibit 99.3 to the Company’s 6-K report filed with the SEC on May 17, 2010, and is incorporated herein by reference.

However, apparent world market requirements (relating to few parts of the Product), called for further research and adjustment of the Manufacturing File for making it suitable for worldwide distribution. Towards that aim the Parties have negotiated the Services Agreement.

Summary of the Services Agreement (the ”Transaction”).

Under the Services Agreement, RiT will provide Stins Coman with R&D services for improving the Manufacturing File as aforesaid, and Stins Coman will reimburse RiT for the costs and expenses incurred for such services (the aggregate reimbursement shall not exceed $300K). In addition, Stins Coman will compensate RiT for the Services granted to it; a compensation equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e. costs of labor + 15%; the “Compensation” ).

The Services Agreement is attached herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing is just a summary and is qualified in its entirety by reference to the full text of the Services Agreement.

Approval and reasons for the transaction

On July 28, 2011, the Company’s Audit Committee and Board of Directors have approved the Transaction, determining that it is in the Company’s best interests, is in the ordinary course of business and on market terms. In reaching such determinations, the Company’s Audit Committee and Board of Directors considered, among other things, the following factors:

•	Broadening the Company’s products’ portfolio (to include a finalized laser speed camera product), is in the best interests of the Company;

•	Performance of the proposed R&D services is aimed at achieving a finalized and suitable Laser Speed Camera, a process similar to improvement of other existing products; and

•	The compensation to be paid to RiT for the Services (Costs of Labor + 15%) and reimbursement of expenses renders the Agreement to be on market terms.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Moti Antebi, CFO, no later than September 8, 2011.

Part II: Re approval of Carrier Distributor Agreement with controlling shareholder

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), the Company hereby reports the following details regarding the re-approval of a Carrier distributor Agreement entered into originally on September 7, 2008 between the Company and Stins Coman (the “Carrier Distributor Agreement”).

The current re approval is required under recent amendment to the Companies law, which provides that any transaction with a controlling shareholder with a term of more than three years, is required to be re approved every three years, in accordance with the provisions of the Companies Law.

Summary of the Carrier Distributor Agreement (the: “Transaction”)

Under the Carrier Distributor Agreement, STINS COMAN has the non-exclusive right to distribute, sell, and/or maintain our carrier solutions products (as defined therein) in the CIS market.

Pursuant to the Carrier Distributor Agreement, STINS COMAN undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. The Company undertook a series of obligations, such as to supply STINS COMAN, at no cost, with such aids and technical assistance as the Company deems necessary to aggressively pursue product sales. The Company also extended STINS COMAN a limited warranty on the products.

The prices at which STINS COMAN is entitled to buy products is at the recommended price list existing at the time the Company accepts each purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which, in the case of the Company, would require further approval of the Company’s Audit Committee and Board of Directors.

The Carrier Distributor Agreement was attached as exhibit 99.4 to the Company’s 6K report filed with the SEC on November 4, 2008, and is incorporated herein by reference.

The foregoing description of the terms of the Carrier Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Carrier Distributor Agreement.

Re approval and Reasons for the Transaction

On July 28, 2011, the Company’s Audit Committee and Board of Directors re approved the transaction and determined again that it is in the Company’s best interest, is in the ordinary course of business and on market terms. In reaching such determinations, the Company’s Audit Committee and Board of Directors considered, among other things, the following factors:

•
the Carrier Distributor Agreement is an umbrella agreement that merely provides a framework for future deals in the carrier market in the CIS market, the terms of each of which would require further approval of the Company’s Audit Committee and Board of Directors;

•	the non-exclusivity of the appointment allows the Company to continue the use of other local distributors; and

•	the previous satisfactory relationship with STINS COMAN;

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this transaction was re approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Moti Antebi, CFO, no later than September 8, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: August 25, 2011	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Services Agreement between RiT Technologies and Stins Coman Incorporated, dated July 28, 2011